UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: July 10, 2006                         /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                          NEWS RELEASE - JULY 10, 2006

             PHASE IV DRILLING AT NAVIDAD INTERSECTS MORE SILVER AT
                    LOMA DE LA PLATA FOR IMA EXPLORATION INC.

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is pleased to announce results for the ongoing Phase IV drilling at its 100% owned Navidad Project in Patagonia, Argentina. Sixteen new drill holes are reported on here including five new holes drilled at Loma de la Plata (see Table). Loma de la Plata is one of several zones along the 8km long Argenta Trend, located 3km southwest of the known Navidad deposits. Significant results from the new Loma de la Plata drilling include 11.0m of 897 grams per tonne (g/t) silver in hole 319 and 24.0m of 217 g/t silver in hole 323. Of the remaining eleven holes eight were drilled at Calcite NW and three at Calcite Hill.

Drilling to date has tested a portion of the known mineralization at Loma de la Plata (see attached map) and continues to confirm the results of surface trenching. Mineralization in the five new holes and the five previously drilled holes (October 13, 2005) always starts at surface and is hosted by the favourable upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. This unit dips approximately 25 to 30 degrees towards the northeast and is approximately 20 to 35m thick in the area drilled to date.

Mineralization noted in the Loma de la Plata holes is associated with minor veinlets and narrow intervals of brecciation both of which contain carbonate gangue minerals with lesser amounts of quartz and barite. Sulphide content is generally very low, never exceeding two percent. Minor amounts of galena, copper oxides, probable silver-copper sulphosalts, and traces of native silver were noted during the logging. The form and shape of zones of veinlets and brecciation is not yet well defined, but they are hosted within the trachyandesite upper volcanic rocks. Newly drilled holes show that a sedimentary interval at the base of the favourable volcanic unit can also be mineralized with small quantities of disseminated sulphides and towards the northeast can have grades of potential economic interest (see hole 322 from 29.75 to 37.0m containing 7.25m of 88 g/t silver). No resource estimation has yet been undertaken at Loma de la Plata.

The three holes drilled at Calcite Hill are infill holes to provide more detailed information and the shape and grade of the deposit; holes 317 and 318 produced some of the best ever results at Calcite Hill including 124.0m grading 296 g/t silver and 112.6m grading 209 g/t silver and 2.91% lead respectively.

Similarly eight infill holes were drilled at Calcite NW also produced good results including 33m at 138 g/t silver in hole 310 and 11.0m grading 443 g/t silver in hole 314.

Phase IV drilling in 2006 comprises more than 16,000 m in 96 holes and is ongoing. Results have now been released for 72 of these holes and periodic releases will be made to keep shareholders informed of developments at the Project.

An updated summary of collar locations and hole orientations and lengths is available on IMA's website (WWW.IMAEXPLORATION.COM), as is a summary of IMA's rigorous, quality-control and quality-assurance procedures. Dr. Paul Lhotka, P.Geo. is IMA's "Qualified Person" at the Navidad project and has supervised all aspects of the current technical program and has reviewed the contents of this release.

NEWS RELEASE                                                       JULY 10, 2006
IMA EXPLORATION INC.                                                      PAGE 2
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ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY  NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.


                      TABLE. NEW PHASE IV DRILL RESULTS

=====================================================================================================================
                                                                                                             (LWA)(3)
                                                                  COMPOSITE       (LWA)(2)      (LWA)(2)      SILVER
DDH                   LOCATION            FROM           TO         LENGTH         SILVER         LEAD        EQUIV.
                                        (metres)      (metres)    (metres)(1)       (g/t)          (%)         (g/t)
=====================================================================================================================

NV06-308             Calcite NW           59.00         83.00         24.00           125          0.08           128
---------------------------------------------------------------------------------------------------------------------
NV06-309             Calcite NW           82.50        133.50         51.00           113          0.29           124
---------------------------------------------------------------------------------------------------------------------
NV06-310             Calcite NW           59.00         92.00         33.00           138          0.07           141
---------------------------------------------------------------------------------------------------------------------
NV06-311             Calcite NW          103.50        110.23          6.73           201          1.00           241
---------------------------------------------------------------------------------------------------------------------
NV06-312             Calcite NW           27.30         44.00         16.70           110          0.64           135
---------------------------------------------------------------------------------------------------------------------
NV06-313             Calcite NW           32.00         47.00         15.00            47          0.27            58
---------------------------------------------------------------------------------------------------------------------
NV06-314             Calcite NW           50.00         60.98         10.98           443          0.86           477
---------------------------------------------------------------------------------------------------------------------
NV06-315             Calcite NW           53.83         64.42         10.59           123          2.44           221
---------------------------------------------------------------------------------------------------------------------
NV06-316            Calcite Hill          64.77        197.00        132.23            60          0.30            72
     including      Calcite Hill          64.77         77.00         12.23            75          2.52           176
     including      Calcite Hill         110.00        128.00         18.00           104          0.00           104
     including      Calcite Hill         168.16        197.00         28.84           135          0.23           144
---------------------------------------------------------------------------------------------------------------------
NV06-317            Calcite Hill          72.98        197.00        124.02           296          0.30           308
     including      Calcite Hill          95.00        116.73         21.73           945          0.63           970
---------------------------------------------------------------------------------------------------------------------
NV06-318            Calcite Hill          78.43        191.00        112.57           209          2.91           326
     including      Calcite Hill          78.43         94.18         15.75           675         17.94          1393
---------------------------------------------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 10, 2006
IMA EXPLORATION INC.                                                      PAGE 3
--------------------------------------------------------------------------------



=====================================================================================================================
                                                                                                             (LWA)(3)
                                                                  COMPOSITE       (LWA)(2)      (LWA)(2)      SILVER
DDH                   LOCATION            FROM           TO         LENGTH         SILVER         LEAD        EQUIV.
                                        (metres)      (metres)    (metres)(1)       (g/t)          (%)         (g/t)
=====================================================================================================================

NV06-319          Loma de la Plata         0.00         11.00         11.00           897          0.54           919
     including    Loma de la Plata         0.00          5.00          5.00         1,829          0.29         1,841
---------------------------------------------------------------------------------------------------------------------
NV06-320          Loma de la Plata         0.00         19.50         19.50           121          0.00           121
---------------------------------------------------------------------------------------------------------------------
NV06-321          Loma de la Plata         0.00         13.70         13.70           185          0.00           184
        and        sediment-hosted        23.60         30.10          6.50            37          0.83            70
---------------------------------------------------------------------------------------------------------------------
NV06-322          Loma de la Plata         0.00         17.00         17.00           230          0.00           230
        and        sediment-hosted        29.75         37.00          7.25            88          0.52           109
---------------------------------------------------------------------------------------------------------------------
NV06-323          Loma de la Plata         0.00         24.00         24.00           217          0.08           221
---------------------------------------------------------------------------------------------------------------------

                               PREVIOUSLY RELEASED HOLES FROM LOMA DE LA PLATA(4)
=====================================================================================================================

NV05-241          Loma de la Plata         0.00         31.50         31.50           562          0.38           577
---------------------------------------------------------------------------------------------------------------------
NV05-242          Loma de la Plata         0.00         28.40         28.40           236          0.10           240
     including    Loma de la Plata         0.00         19.50         19.50           322          0.11           327
---------------------------------------------------------------------------------------------------------------------
NV05-243          Loma de la Plata         3.00         32.51         29.51            59          0.05            61
     including    Loma de la Plata         3.00         11.27          8.27           140          0.00           140
---------------------------------------------------------------------------------------------------------------------
NV05-244          Loma de la Plata         3.00         10.56          7.56            90          0.24           100
     including    Loma de la Plata         3.00          7.07          4.07           140          0.16           147
---------------------------------------------------------------------------------------------------------------------
NV05-245          Loma de la Plata         3.00          8.00          5.00           172          0.00           171
---------------------------------------------------------------------------------------------------------------------

Notes:

1.   True thickness has not been calculated for these holes.
2.   All length weighted averages (LWA) are "uncut" ie have no grade capping.
3. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so. This the same method as used in the resource calculation release on February 16, 2006.
4. Results for hole NV05-241 are corrected herein from the original press release (October 13, 2005) which had a data entry error that affected the length weighted average grade calculation.
5. A complete list of all results to date is available on IMA's website (www.imaexploration.com).